JUDOBABY, Inc.



ANNUAL REPORT

222 Laurel Street

San Carlos, CA 94070

(415) 786-6405

www.petsportsleague.com

This Annual Report is dated December 13, 2021.

BUSINESS

JUDOBABY INC. develops and distributes high-end video-game entertainment, uniquely combining Animals, Sports, & Celebrities on all popular mobile devices (e.g. phones, pads, iOS, Android), PC, and popular consoles (e.g. PlayStation, Nintendo, & XBOX varieties), including Virtual Reality (VR) and Augmented Reality (AR) content.

Previous Offerings

Between 2020 and 2019, we sold 0 [shares of common stock] in exchange for $0.13 per share under Regulation Crowdfunding.

Reg-D (see prior filings)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2020 Compared to 2019

Seeking new investment to launch new products.
Currently selling out old inventory and old digital assets.

Liquidity and Capital Resources

At December 31, 2020, the Company had cash of $4,000.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Hanson Bridget - $50k
Mark & Pat Rockwell - $100k
Carol Bria - $100k

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Dan Mueller - CEO / Founder
Vern Justus - CMO
Bill Gardner - CSO
Vicci Mueller - Secretary
Andrew Forthmann - Chairman

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2020, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Common Stock - Dan Mueller - 16.8%
Common Stock - Vicci Mueller - 11.2%
Common Stock - Vern Justus - 11.0%

RELATED PARTY TRANSACTIONS

NA

OUR SECURITIES

Our authorized capital stock consists of 30,000,000 shares of common stock, par value $0.13 per share. As of December 31, 2020, 25,003,942 shares of common stock are issued with no outstanding shares. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.
[Add any preferred stock authorized and/or issued]

[Insert dividends, redemption and other provisions included in Reg CF if applicable]

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

RISK FACTORS

Investing in the Shares involves a high degree of risk. In deciding whether to purchase Shares, you should carefully consider the following risk factors and additional information about the risks. Any of the following risks could have a material adverse effect on the value of the Shares you purchase and could cause you to lose all or part of your investments. Only investors who can bear the loss of their entire investment should purchase Shares.

The Company has a limited operating history.

Our limited operating history makes evaluating the business and future prospects non-definitive, and may increase the risk of your investment. We were formed in November 2008, and we have a limited sales record.

The Company may incur future losses.

The Company currently is not profitable and may lose money in the future. In order to achieve profitable operations, the Company needs to continue to grow sales revenues. The Company cannot be certain that our business will be successful or that it will generate increased revenues to become profitable.

Risks of borrowing.

The Company may have to seek loans from financial institutions. Typical loan agreements might contain restrictive covenants which may impair the Company's operating flexibility. A default under any loan agreement could result in a charging order that would have a material adverse effect on the Company's business, results of operations, or financial condition.

The Company may not be able to obtain adequate financing to continue our operations.

Expansion, research and development, marketing, salaries, and inventory purchases all require the Company to have adequate capital. Even if the Company successfully raises $100,000 from this Offering, we may need to raise additional funds in the future through the issuance of equity, equity-related, or debt securities or through obtaining credit from government or financial institutions. This capital will be necessary to fund ongoing operations, continue research, development, and design efforts, expand our network of Brand Partners, and improve infrastructure. The Company cannot be certain it will be able to raise additional funds when needed.

Terms of subsequent financings may adversely impact your investment.

The Company may need to engage in common equity, debt, or preferred stock financing in the future. Your rights and the value of your investment in the Common Stock could be reduced. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms at least as, and possibly more, favorable than the terms of your investment. Shares of Common Stock which we sell could be sold into any market which develops, which could adversely affect the market price of our Common Stock.

Consumer demand and competition is not predictable.

Although the Company believes that the products it sells possess advantages, considerable competition in the market for the Company's products exists. In addition, the overall demand for Judobaby products is not certain. Outperformance by our competitors and lack of demand may materially and adversely affect our business prospects, operating results, and financial condition.

Intellectual Property Rights and Competition.

The company's success is dependent to a certain degree on its ability to protect and preserve the proprietary aspects of its technologies. The company's trademark and patent protections may not be adequate to prevent misappropriation by third parties of the company's proprietary rights. In addition, U.S. law provides only limited protection of proprietary rights. Unauthorized third parties may copy aspects of the company's products, reverse engineer the company's products or otherwise obtain and use information that the company regards as proprietary. Others may develop non-infringing technologies that are similar or superior to the company's. If competitors are able to develop such technology, they may be able to market and sell products that compete with the company, and this competition could adversely affect the company's business.

Product liability claims and recalls.

If the Company manufactures a defective product, the Company may experience material product liability losses in the future. The Company could also incur damages and significant costs in correcting any defects, may lose sales, and may suffer damage to its reputation. If the Company secures & maintains product liability insurance coverage, such coverage may not be adequate for all liabilities that the Company could incur and may not continue to be available in amounts and on terms acceptable to the Company.

No Assurance of Investment Return; No Guaranty of Projections.

There is no assurance that the company will be able to generate returns for its investors. The investment strategy is dependent on entering into an agreement or multiple agreements with one or more publishers and being able to negotiate favorable terms and conditions with regard to royalty rates and retention of intellectual property rights. The projections contained in any materials received by investors are only pro forma projections and are not guaranteed by the company. In the event that the proforma projections for the company's performance from the launch of its products are incorrect, the company may not have sufficient cash to ultimately return investor capital contributions.

Need to attract and retain key employees.

The Company is highly dependent upon the services of its current officers, and the loss of whose services could substantially impede the achievement of the Company's business objectives. The recruitment and retention of additional qualified marketing, sales, operations, and development personnel will be critical to the Company's success. The Company will face competition for qualified employees from numerous industry sources, and there can be no assurance that it will be able to attract and retain qualified personnel on acceptable terms.

Management discretion as to use of proceeds.

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Control by majority stockholder.

The Company's founding investors collectively are the majority owners and sole directors of the Company. Investors will not be able to control the management of the Company even after the issuance of the Shares.

Lack of public market; illiquidity.

There is no public market for the Shares, and the Company does not expect that such a market will develop in the near future. The Shares will not be registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities laws and is being offered and sold in reliance upon the exemption provided under Section 4(a)(6) of the Securities Act. Securities sold pursuant to Section 4(a)(6) are subject to certain restrictions on transfer for the one year period following the sale. Consequently, Investors may be unable to liquidate their investment immediately and should be prepared to hold the Shares for at least one year, but potentially indefinitely.

Absence of dividends.

The Company has never paid any dividends, and the Company's ability to pay dividends to its shareholders in the future will require profits to substantially exceed expenses required to operate the business.

THE PRECEDING DISCLOSURE REGARDING RISK FACTORS DOES NOT PURPORT TO BE A COMPLETE DESCRIPTION OR EXPLANATION OF THE RISKS ASSOCIATED WITH AN INVESTMENT IN JUDOBABY.

SUBSTANTIAL ADDITIONAL RISKS MAY BE PRESENT IN CONNECTION WITH AN INVESTMENT IN THE COMPANY. YOU SHOULD CONSULT WITH YOUR OWN ATTORNEYS, ACCOUNTANTS, AND OTHER PROFESSIONAL ADVISORS AS TO THE LEGAL, TAX, ACCOUNTING, AND OTHER CONSEQUENCES OF AN INVESTMENT IN THE SHARES.

Entertainment Industry

We face risks relating to competition for the leisure time and discretionary spending of audiences, which has intensified in part due to advances in technology and changes in consumer expectations and behavior. Our business is subject to risks relating to increasing competition for the leisure time and discretionary spending of consumers. We compete with all other sources of entertainment and information delivery. Technological advancements, such as new video formats and Internet streaming and downloading of programming that can be viewed on televisions, computers and mobile devices have increased the number of entertainment and information delivery choices available to consumers and intensified the challenges posed by audience fragmentation. The increasing number of choices available to audiences, including low-cost or free choices, could negatively impact not only consumer demand for our products and services, but also advertisers' willingness to purchase advertising from us. Our failure to effectively anticipate or adapt to new technologies and changes in consumer expectations and behavior could significantly adversely affect our competitive position and its business and results of operations.

Competition

Competition from better-funded companies with more experience may affect our success. We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in the production and marketing of products and thus may be better equipped than us to develop and commercialize their products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize their products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our product(s) will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on December 13, 2021.

Judobaby, Inc.

By /s/ *Dan Mueller*

     Name: Dan Mueller

     Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

CERTIFICATION

I, Dan Mueller, Principal Executive Officer of Judobaby, Inc., hereby certify that the financial statements of Judobaby, Inc. included in this Report are true and complete in all material respects.

Dan Mueller

Principal Executive Officer